United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale announces the sale of a minority stake of MBR

Rio de Janeiro, July 30, 2015 — Vale S.A. (Vale) informs that it signed, on this date, a Sale and Purchase Agreement with Fundo de Investimento em Participações Multisetorial Plus II (FIP Plus II), whose shares are held today by Banco Bradesco BBI S.A., through which it promised to sell preferred class A shares (“ações preferencias” under Brazilian law), representing 36.4% of the share capital of Minerações Brasileiras Reunidas S.A. — MBR (“MBR”), for the price of R$4,000,000,000.00 (four billion reais), subject to the usually applicable conditions precedent, including a prior approval of the operation by the Brazilian Council for Economic Defence (CADE).

MBR is a subsidiary of which Vale holds, directly and indirectly, 98.3% of the total capital. MBR owns assets for production, transportation and port shipment of iron ore, among which the mines and/or industrial plants of Vargem Grande (Capitão do Mato and Tamanduá), Abóboras, Pico, Mutuca (Capão Xavier), Mar Azul and Jangada, which accounted for the production of approximately 65Mt of iron ore in 2014. Among the assets owned by MBR, we also include the Ilha Guaíba maritime terminal and a participation of 32.9% in MRS Logística S.A. (MRS).

These MBR assets are operationally integrated into Vale’s production, transportation and port shipment system known as Southern System and are leased to Vale until the year of 2037.

According to the leasing contract between Vale and MBR, Vale is responsible for all the operation and commercialization related to iron ore produced in the leased assets, as well as for a quarterly lease payment to MBR based on: i) the volume of ore production from the assets owned by MBR and leased to Vale; and ii) the average price of iron ore in the international market in the reference quarter. In turn, MBR is responsible for providing the funds required to implement the investment plan agreed among the parties to preserve the productive capacity of the leased assets.

In a price scenario such as the current one, with the “Platts IODEX Iron ore fines 62% Fe CFR North China” index around US$ 55/dmt, Vale would pay to MBR, in the form of lease payments, a value of R$ 30.1 per wet metric ton (wmt) produced out of the MBR assets. On Vale’s consolidated financial statements the lease paid to MBR will not affect the company’s EBITDA. The participation and rights of the new MBR shareholder will be recorded under “non-controlling shareholder participation” in the shareholders’ equity, and in the income and cash flow statements.

Upon completion of the transaction, Vale will be the owner, directly and indirectly, of 61.9% of the total MBR capital and of 98.3% of its ordinary capital. Vale will also hold a call option of FIP Plus II shares.

This transaction reinforces Vale’s commitment to preserve its financial strength, especially in this moment as it completes the largest investment program in its history.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: July 30, 2015		Rogerio T. Nogueira
Director of Investor Relations